Schneider Electric

February 1st, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:

- To implement the succession of the Chairman and Chief Executive Officer, the Board of Directors will propose the transformation of the mode of governance to the Shareholders' Meeting of Schneider Electric on 3 May 2006 (annex 1)
- In a new step of its development in Asia Pacific, Schneider Electric takes the full ownership of Clipsal Asia, its wiring devices joint venture (annex 2)
- Schneider Electric amends its offer for SCADA and MES specialist Citect (annex 3)
- Schneider Electric sells its NUM numerical command subsidiary to Verdoso (annex 4).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme au capital de 1 812 953 816 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574

Schneider Electric

Press release

To implement the succession of the Chairman and Chief Executive Officer, the Board of Directors will propose the transformation of the mode of governance to the Shareholders' Meeting of Schneider Electric on 3 May 2006:

- **Implementation of a Supervisory Board and a Management Board**
- **Henri Lachmann will be the Chairman of the Supervisory Board**
- **Jean-Pascal Tricoire will be the Chairman of the Management Board and CEO**

Rueil-Malmaison, France – January 9, 2006 – The Board of Directors of Schneider Electric that met on 6 January 2006 decided, on the proposal of its Chairman and the recommendation of its Nominations, Remuneration and Corporate Governance Committee to propose to the Shareholders' assembled for the General Meeting on 3 May 2006, to modify the governance structure of the company in order to set up a Supervisory Board and a Management Board. This proposal results from work undertaken by this committee since 2003.

The Board of Directors believes that this mode of governance, given the planned composition of the Supervisory Board and the Management Board, is today the most appropriate for Schneider Electric in order to ensure the smooth succession of its Chairman and Chief Executive Officer and the pursuit of its development strategy.

It will be proposed to the Shareholders' Meeting of May 3, 2006 that the Supervisory Board is composed from members of the current Board of Directors.

It will be proposed to the Supervisory Board to appoint Mr. Henri Lachmann as its Chairman and to appoint to the Management Board Mr. Jean-Pascal Tricoire, currently Chief Operating Officer of Schneider Electric and Mr. Pierre Bouchut, Executive VP Finance and Control – Legal Affairs. Jean-Pascal Tricoire will be the Chairman of the Management Board and Chief Executive Officer.

Henri Lachmann commented: *"the new organisation fits the challenges that Schneider Electric will face in the future. It provides an efficient and complementary allocation of responsibilities between the Supervisory Board and the Management Board.*

With Schneider Electric for the last 20 years, Jean-Pascal Tricoire, 42, spent most of his career in international operations before becoming Chief Operating Officer in 2003. His role in the implementation of the Group's strategy and the results obtained make him the natural choice to assume the chairmanship of the Management Board of Schneider Electric".

Investor Relations
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Press release (p. 2)

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through 13,000 distributor outlets.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Schneider Electric

Press Release

In a new step of its development in Asia Pacific, Schneider Electric takes full ownership of Clipsal Asia, its Wiring Devices Joint Venture.

Rueil Malmaison, France - Thursday 12th, 2006 - Schneider Electric (Euronext: SCHN) announced the purchase of the 50% stake owned by its partner CIH Ltd. in its Clipsal Asia Joint Venture.

Clipsal Asia was formed in 2003 concurrently with the acquisition of Clipsal Australia and is covering 14 countries of Asia, with sales of more than €115 million. Clipsal Asia is developing, manufacturing and distributing a unique offer in Wiring Devices, Voice Data Image and Home Automation, under the Clipsal brand.

This purchase has been initiated pursuant to the terms of the existing Joint Venture agreement between Schneider Electric and CIH Ltd. for a consideration of about $59 million. The transaction should be completed within the next couple of months.

Russell Stocker, Executive Vice President, Schneider Electric Asia Pacific Operating Division, commented: *"Obtaining full ownership of Clipsal Asia is a new important step in the development of Schneider Electric in Asia Pacific. Clipsal Asia will keep its brand identity and will be organised as a dedicated Business Unit, while benefiting from the full support of Schneider Electric organization. In particular, Clipsal Asia will be an essential asset in our wiring devices growth strategy in China and other countries in South East Asia and Middle East."*

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Contact
CIH Ltd.
Chau Kwok Wai

tel. +65 6416 16 00
fax +65 64 16 16 16

Annex 5

Press Release

Schneider Electric amends its offer for SCADA and MES specialist Citect.

Rueil Malmaison, France and Sydney, Australia, January 25, 2006 - Schneider Electric's (Euronext: SCHN) main Australian subsidiary, Schneider Electric Australia Holdings Pty Limited and Citect Corporation Limited (ASX: CTL) have today signed an agreement to amend the Merger Implementation Agreement of 19th October 2005. Citect generated revenues of €38.2 million in 2004 and had 350 employees.

Under this revised proposal, the consideration payable to Citect shareholders will be increased to AU$1.85 per share plus the special dividend of AU$0.05, subject to the Share scheme becoming effective, as set out in the transaction details section below. This amended proposal follows the competing takeover bid for Citect made by a subsidiary of the US-based Private Equity Fund Thoma Cressey Equity Partners, Inc. on 6th January 2006.

The increased consideration reflects the improvement in Citect recent results, as per its third quarter announcement and updated earnings guidance released in October 2005, and Schneider Electric's confidence in its ability to leverage the integration of Citect's SCADA and MES software suite as a core component of its present Industrial Automation offer, and to capture growth opportunities with an integrated solution approach.

Schneider Electric expects that the acquisition of Citect will still meet its Return on Capital Employed criteria.

Schneider Electric has received all required regulatory approvals in order for the transaction to proceed, subject to Citect shareholders approving the scheme of arrangement and final Court approval.

The board of directors of Citect has unanimously approved the amendment to the Merger Implementation Agreement and has therefore resolved to recommend the scheme of arrangement to shareholders and optionholders (in the absence of a superior offer).

Transaction details

As required under Australian law, this transaction requires approval by an Australian court and by a vote of Citect's shareholders by a majority which requires at least 75% of votes cast in favour as well as the satisfaction of a number of customary conditions precedent.

Under the terms of the amended Merger Implementation Agreement, Schneider Electric Australia Holdings Pty. Ltd. will pay AU$1.85 in cash for each issued ordinary share of Citect. Prior to the completion of the transaction, Citect will pay a cash dividend of AU$0.05 per share. Under the Option scheme, holders of Citect's options will now be paid AU$0.045, AU$0.067, and AU$0.101 for the options issued under plans expiring on 20 September 2006, 30 May 2007 and 11 June 2007 respectively.

Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Citect Media Contact

Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201

Schneider Electric

Press Release (p. 2)

Notice to Citect Shareholders
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. Citect shareholders are urged to refer to the scheme booklet and the additional information supplementing that scheme booklet relating to the proposed transaction and any other relevant materials that become available as they will contain important information. Supplementary material will be made available to Citect shareholders at no expense to them, and will be available at no charge on the Australian Stock Exchange's website at http://www.asx.com.au/.

Forward-Looking Statements
Statements about the expected timing and scope of the acquisition and all other statements in this announcement other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including but not limited to, the satisfaction of the conditions to completion of the proposed transaction, as well as the additional factors which are reflected in the annual reports of Schneider Electric for the year ended December 31, 2004 and the annual report of Citect for the year ended December 31, 2004, as well as in their more recent filings with the French and the Australian Stock Exchange. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Citect

Citect is the leading, independent global provider of industrial automation, real-time intelligence and next generation manufacturing execution systems (MES). Leveraging open technologies, CitectHMI/SCADA and Ampla connect to multiple plant and business systems. Citect's products are complemented by professional services, customer support and training, and sold in numerous industries including mining, metals, food and beverage, manufacturing, facilities, water, gas pipelines, power distribution and pharmaceuticals. Citect is headquartered in Sydney Australia, has 19 offices in Oceania, South-East Asia, China and Japan, North and South America, Europe, Africa and the Middle-East, and its products are distributed in more than 50 countries worldwide.

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com.

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Citect Media Contact

Michelle Hutton
Hill & Knowlton
Tel. 61 2 9286 1201

Annex 4

Press Release

Schneider Electric sells its Num numerical command subsidiary to Verdoso

Rueil-Malmaison, France, January 31st, 2006 – Schneider Electric announced today the sale of its Num numerical command subsidiary to manufacturing group Verdoso.

This transaction fits in with Schneider Electric's ongoing strategy to focus on core businesses in which it has critical mass.

For Verdoso, the acquisition of Num represents an opportunity to invest over the long term in a European company that is a leader in highly complex niche markets. Verdoso has committed to ensuring a sustainable future for Num group and to developing its business while leveraging the current management team's skills and capabilities.

About Num

Numerical command specialist, Num group acting in France, Germany, Italy, the UK, the US, Spain and Switzerland, has generated revenue of €48.8 million in 2005.

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through 13,000 distributor outlets. www.schneiderelectric.com.

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46